

January 14, 2011

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, TX 75201

> **Re: Energy Future Holdings Corp.**
> **Registration Statement on Form S-4**
> **File No. 333-171253**
> **Registration Statement on Form S-1**
> **File No. 333-171256**
> **Filed December 17, 2010**

Dear Mr. Wright:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page of the Registration Statement

1. We note from the registration fee table that you are registering $1,060,757,000 of your 10.000% Senior Secured Notes due 2020. However, it appears that the Notes issued pursuant to your January 12, 2010 Indenture and the related Supplemental Indentures amounts to $1,059,542,000. Please explain this apparent discrepancy or revise your disclosure accordingly.

Item 21. Exhibits and Financial Statement Schedules, page II-5

Exhibit 4(k), page II-6

2. We note that the indenture filed in your Form 8-K on January 19, 2010 is not executed. Pursuant to Instruction 1 to Item 601 of Regulation S-K, you cannot incorporate incomplete exhibits by reference. Accordingly, please file the final executed indenture as an exhibit to this filing. Also, ensure that your Registration Statement on Form S-1 filed on December 17, 2010 incorporates by reference the final executed indenture filed with this Form S-4/A.

Exhibit 5(a), page II-10

3. Counsel's assumptions in the fourth and seventh paragraphs of the opinion are overly broad and may have the effect of negating the opinion itself. Please have counsel revise the opinion to delete or appropriately narrow these assumptions. This comment also applies to the legal opinion filed as Exhibit 5(a) to your Registration Statement on Form S-1 filed December 17, 2010.

4. Please have counsel revise the penultimate paragraph of the opinion to state that the opinion also covers all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws.

Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules, page II-5

Exhibit 5(a), page II-10

5. Please have counsel also opine that the guarantees will be binding obligations of the guarantors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Attorney-Advisor, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director